# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oblong, Inc., CIK 0000746210
CUSIP: 674434105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 110 16TH STREET, SUITE 1400 #1024, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 05/07/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002059566

## Reporting persons
- Hall Jon Matthew: type of reporting person: individual (IN); citizenship or place of organization: Indiana (IN); sole voting power 200,500; shared voting power 0; sole dispositive power 200,500; shared dispositive power 0; aggregate amount beneficially owned 200,500 (17.4% of the class)

## Item 1. Issuer
Name of issuer: Oblong, Inc.
Address of issuer's principal executive offices: 110 16TH STREET, SUITE 1400 #1024, DENVER, COLORADO, 80202

## Item 2. Person Filing
Name of person filing: Jon Matthew Hall
Address of principal business office or, if none, residence:
6722 HENSLEY COURT
Newburgh, IN 47630-1729
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 200,500
Percent of class: 17.4%
Sole power to vote or to direct the vote: 200,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 200,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hall Jon Matthew: Jon Matthew Hall, Owner (05/07/2025)